

April 26, 2024

Ara Mahdessian
Chief Executive Officer
ServiceTitan, Inc.
800 N. Brand Blvd
Suite 100
Glendale, CA 91203

> **Re: ServiceTitan, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted April 16, 2024**
> **CIK No. 0001638826**

Dear Ara Mahdessian:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 27, 2024 letter.

Draft Registration Statement on Form S-1 submitted April 16, 2024

Principal Stockholders, page 149

1. We note your response to prior comment 8 and reissue in part. Please revise your disclosure to identify the natural persons who exercise the voting and/or dispositive powers with respect to the securities owned by Battery Ventures, Bessemer Venture Partners, and ICONIQ Capital and clarify that no individual member exercises voting or dispositive control over the company's shares.

Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please

Ara Mahdessian
ServiceTitan, Inc.
April 26, 2024
Page 2

contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Phillip Stoup